

September 25, 2023

Yongjin Chen
Chief Executive Officer
AI Transportation Acquisition Corp
10 East 53rd Street, Suite 3001
New York, NY 10022

      Re: AI Transportation Acquisition Corp
         Amended Registration Statement on Form S-1
         Filed September 15, 2023
         File No. 333-270558

Dear Yongjin Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2023 letter.

Amended Registration Statement on Form S-1

Cover Page

1.   Refer to prior comment 1. Please further revise your disclosure to clearly address the risks prior to a business combination. Please provide prominent disclosure about the legal and operational risks associated with the Sponsor being located in and a majority of your executive officers and/or directors being located in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Exhibits

2. We note you have filed the form of the opinion as exhibit 5.1. Please file the executed and dated opinion in a pre-effective amendment. In addition, please remove the assumption that "the Rights Agreement to be entered into in connection with the Rights has been duly authorized, executed and delivered by the Rights Agent and the Company, and is a valid, binding and enforceable agreement of each party thereto," as such assumption goes to the underlying opinion. Lastly, please clearly disclose the state law upon which your opinion is based, rather than assuming the agreement will be governed by New York law.

    You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Real Estate & Construction

cc: Deborrah Klis, Esq.